Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of June 30, 2022, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 53 localized websites and apps available in 31 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended June 30,			Six months ended June 30,
	2022	2021	Δ Y/Y	2022	2021	Δ Y/Y
Total revenue	144.8	95.5	52%	246.4	133.7	84%
Qualified Referrals (in millions)	84.6	73.4	15%	153.2	115.8	32%
Revenue per Qualified Referral (in €)	1.67	1.27	31%	1.57	1.12	40%
Operating loss	(59.8)	(2.9)	n.m.	(64.6)	(11.7)	n.m.
Net loss	(59.8)	(3.3)	n.m.	(70.5)	(10.0)	n.m.
Return on Advertising Spend	165.9%	144.6%	21.3 ppts	172.8%	155.7%	17.1 ppts
Adjusted EBITDA(1)	30.3	4.3	n.m.	51.4	(0.5)	n.m.
n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 12 to 13 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
In the past quarter, we have seen the end of almost all COVID-19-related mobility restrictions and a sharp rebound in travel activity across most of our core markets. While we continue to experience high pent-up demand, strong advertiser bidding dynamics and a strong summer season, we are preparing ourselves for an economic slowdown.

As travel activity across many of our core markets further normalized during the second quarter of 2022, Qualified Referrals increased at 15% year-over-year. Our auction remained very strong, with improved bidding dynamics leading to an increase in RPQR of 31% year-over-year. This led to a total revenue increase of 52% compared to the same period in 2021. The combination of a strong travel recovery, our healthy auction and our disciplined marketing approach has led to another quarter with very strong operational results.

However, the war in Ukraine, supply chain issues and rising interest rates have led to significantly increased inflation that we expect to have an impact on the travel market in the second half of the year and beyond. Against this backdrop, we believe our core value proposition is more relevant than ever as travelers will have an increased need to compare prices amidst rising inflation. In view of all these factors, we have decided to spend the rest of the year focusing on further improving our core accommodation price comparison product to drive higher user retention. To reflect this focus, we have adjusted our priorities internally and made the decision to discontinue projects and products, such as our display ads and Weekend product, that are either not consistent with this approach or distract us from moving full speed in this direction.

As a result of the changing macroeconomic environment, we performed a goodwill and indefinite-lived intangible assets impairment test which resulted in an impairment charge of €84.2 million, driving the net loss of €59.8 million for the second quarter of 2022. Adjusted EBITDA, which excludes the impairment of intangible assets and goodwill, was €30.3 million in the second quarter of 2022.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the second quarter of 2022, the most significant countries by revenue in that segment were Japan, Australia, Turkey, Israel and India.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as display advertisements and white label services, and from subscription fees earned from advertisers for the trivago Business Studio PRO Package. These revenues do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Δ €	Δ %	2022	2021	Δ €	Δ % Y/Y
Americas	€55.7	€37.6	18.1	48%	€99.4	€55.9	43.5	78%
Developed Europe	66.8	43.7	23.1	53%	110.3	53.3	57.0	107%
Rest of World	19.0	12.1	6.9	57%	30.2	20.5	9.7	47%
Total Referral Revenue	€141.4	€93.4	48.0	51%	€239.9	€129.6	110.3	85%
Other revenue	3.3	2.0	1.3	65%	6.5	4.1	2.4	59%
Total revenue	€144.8	€95.5	49.3	52%	€246.4	€133.7	112.7	84%
Note: Some figures may not add due to rounding.

In the second quarter of 2022, total revenue increased by €49.3 million, or by 52%, compared to the same period in 2021. In the six months ended June 30, 2022, total revenue increased by €112.7 million, or by 84%, compared to the same period in 2021.

In the second quarter of 2022, Referral Revenue increased to €55.7 million, €66.8 million and €19.0 million, or by 48%, 53% and 57% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. In the six months ended June 30, 2022, Referral Revenue increased to €99.4 million, €110.3 million and €30.2 million, or by 78%, 107% and 47% in Americas, Developed Europe and RoW, respectively. During both the second quarter of 2022 and the six months ended June 30, 2022, the increase in Referral Revenue was driven by an increase in Qualified Referrals and Revenue per Qualified Referral (RPQR) across all segments.

Other revenue increased by €1.3 million, or 65%, during the second quarter of 2022, and by €2.4 million, or 59%, during the six months ended June 30, 2022. These increases were mainly driven by increased revenue from our B2B solutions compared to the same periods in 2021.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended June 30,				Six months ended June 30,
	2022	2021	Δ	Δ %	2022	2021	Δ	Δ % Y/Y
Americas	22.2	20.3	1.9	9%	45.5	37.4	8.1	22%
Developed Europe	39.0	32.6	6.4	20%	67.6	42.7	24.9	58%
Rest of World	23.4	20.5	2.9	14%	40.1	35.7	4.4	12%
Total	84.6	73.4	11.2	15%	153.2	115.8	37.4	32%

In the second quarter of 2022, total Qualified Referrals increased by 15% as Qualified Referrals increased by 9%, 20% and 14% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. The period-over-period increase in Qualified Referrals was mainly driven by the continued recovery of travel demand, particularly in Developed Europe, compared to the same period in 2021 when many of our core markets continued to be negatively affected by COVID-19 related mobility restrictions.

During the six months ended June 30, 2022, total Qualified Referrals increased by 32% compared to the same period in 2021. Qualified Referrals increased by 22%, 58% and 12% in Americas, Developed Europe and RoW respectively, compared to the same period in 2021. The increase in Qualified Referrals across all regions was due to significant increases in traffic volumes, reflecting the easing of COVID-19 related mobility restrictions. The conflict in Ukraine had a negative impact on traffic volumes in Developed Europe and RoW, particularly in Central Eastern Europe, in the first quarter of 2022, but was more than offset by the recovery in travel demand overall.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended June 30,			Six months ended June 30,
	2022	2021	Δ %	2022	2021	Δ % Y/Y
Americas	€2.51	€1.85	36%	€2.18	€1.49	46%
Developed Europe	1.71	1.34	28%	1.63	1.25	30%
Rest of World	0.81	0.59	37%	0.75	0.57	32%
Consolidated RPQR	€1.67	€1.27	31%	€1.57	€1.12	40%

In the second quarter of 2022, consolidated RPQR increased by 31% as RPQR increased by 36%, 28% and 37% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2021. This improvement was due to the significant increase in bidding levels by our advertisers on our platform.

In the six months ended June 30, 2022, consolidated RPQR increased by 40% as RPQR increased by 46%, 30% and 32% in Americas, Developed Europe and RoW respectively, compared to the same period in 2021. The increase in RPQR in the six months ended June 30, 2022, was mainly driven by the significant increase in bidding levels by our advertisers on our platform mentioned above and a positive foreign exchange rate impact resulting from the strengthening of the U.S. dollar against the euro.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 29% and 31% in the second quarter of 2022 and in the six months ended June 30, 2022, respectively, compared to 22% and 21% in the same periods in 2021. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 52% and 49% in the second quarter of 2022 and in the six months ended June 30, 2022, respectively, compared to 60% and 59% in the same periods in 2021.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended June 30,			Six months ended June 30,
	2022	2021	Δ ppts	2022	2021	Δ ppts
ROAS
Americas	166.8%	131.5%	35.3 ppts	174.2%	144.9%	29.3 ppts
Developed Europe	157.1%	146.9%	10.2 ppts	164.3%	153.6%	10.7 ppts
Rest of World	202.1%	193.5%	8.6 ppts	206.9%	204.2%	2.7 ppts
Consolidated ROAS	165.9%	144.6%	21.3 ppts	172.8%	155.7%	17.1 ppts

In the second quarter of 2022, consolidated ROAS was 165.9%, compared to 144.6% in the same period in 2021. ROAS increased to 166.8%, 157.1% and 202.1% in Americas, Developed Europe and RoW respectively, compared to the same period in 2021. ROAS increased across all segments due to the increase in Referral Revenue, which was mainly driven by significantly improved bidding levels by our advertisers on our platform.

In the second quarter of 2022, Advertising Spend increased by 17.2%, 42.6% and 49.2% or by €4.9 million, €12.7 million and €3.1 million in Americas, Developed Europe and RoW, respectively. In the second quarter of 2022, Advertising Spend significantly increased particularly in Developed Europe and RoW, due to the recovery in travel demand mentioned above.

In the six months ended June 30, 2022, consolidated ROAS increased to 172.8%, compared to 155.7% in the same period in 2021. ROAS increased by 29.3 ppts, 10.7 ppts and 2.7 ppts in Americas, Developed

Europe and RoW, respectively. The ROAS increase was mainly driven by the significant increase in Qualified Referrals and RPQR described above.

In the six months ended June 30, 2022, Advertising Spend increased by 47.9%, 93.4% and 46.0% or by €18.5 million, €32.4 million and €4.6 million in Americas, Developed Europe and RoW, respectively, in response to the recovery in travel demand compared to the same period in 2021.

Expenses
Expenses by cost category (€ millions)

	Costs and expenses			As a % of revenue
	Three months ended June 30,			Three months ended June 30,
	2022	2021	Δ %	2022	2021	Δ in ppts
Cost of revenue	€3.0	€3.0	—%	2%	3%	(1)%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	92.4	71.4	29%	64%	75%	(11)%
of which share-based compensation	0.2	0.3	(33)%
Technology and content	15.5	13.8	12%	11%	14%	(3)%
of which share-based compensation	1.0	1.1	(9)%
General and administrative	9.5	10.2	(7)%	7%	11%	(4)%
of which share-based compensation	2.4	3.5	(31)%
Amortization of intangible assets	0.0	0.1	(100)%	0%	0%	—%
Impairment of intangible assets and goodwill	84.2	—	100%	58%	—%	58%
Total costs and expenses	€204.5	€98.3	108%	141%	103%	38%
Note: Some figures may not add due to rounding.

	Costs and Expenses			As a % of Revenue
	Six months ended June 30,			Six months ended June 30,
	2022	2021	Δ % Y/Y	2022	2021	Δ in ppts
Cost of revenue	€6.0	€5.6	7%	2%	4%	(2)%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	151.7	94.7	60%	62%	71%	(9)%
of which share-based compensation	0.4	0.5	(20)%
Technology and content	29.0	26.4	10%	12%	20%	(8)%
of which share-based compensation	1.6	1.7	(6)%
General and administrative	40.1	18.7	114%	16%	14%	2%
of which share-based compensation	4.6	5.6	(18)%
Amortization of intangible assets	0.1	0.1	—%	0%	0%	—%
Impairment of intangible assets and goodwill	84.2	—	100%	34%	—%	34%
Total costs and expenses	€311.0	€145.5	114%	126%	109%	17%

Note: Some figures may not add due to rounding.

Cost of revenue
In the second quarter of 2022, cost of revenue remained stable at €3.0 million, and in the six months ended June 30, 2022, increased by €0.4 million to €6.0 million, or 7%, period-over-period.

In the second quarter of 2022, the decrease in data center depreciation expense, which resulted from our continued migration to cloud-based service providers, was partly offset by higher cloud-based service provider costs. In the six months ended June 30, 2022, the increase was driven by higher cloud-related service provider costs, partly offset by lower data center related depreciation expense compared to the same period in 2021.

Selling and marketing
Selling and marketing expense was 64% of total revenue in the second quarter of 2022, compared to 75% in the same period in 2021.

In the second quarter of 2022, selling and marketing expense increased by €21.0 million, or by 29%, period-over-period to €92.4 million, of which €85.3 million, or 92%, was Advertising Spend. Advertising Spend increased to €33.4 million, €42.5 million and €9.4 million in Americas, Developed Europe and RoW, respectively, compared to €28.5 million, €29.8 million and €6.3 million in the same period in 2021. The increase in Advertising Spend across all segments was made in response to the increase in travel demand compared to the same period in 2021.

In the six months ended June 30, 2022, selling and marketing expense increased by 60% to €151.7 million compared to the same period in 2021. Advertising Spend increased to €57.1 million, €67.1 million and €14.6 million in Americas, Developed Europe and RoW, respectively, compared to €38.6 million, €34.7 million and €10.0 million in the same period in 2021. The increase in Advertising Spend was mainly driven by the continued recovery of travel demand, particularly in Developed Europe, compared to the same period in 2021 when many of our core markets continued to be negatively affected by COVID-19-related mobility restrictions.

In the second quarter of 2022, other selling and marketing expense increased by €0.3 million to €7.1 million, or 4%, period-over-period, and in the six months ended June 30, 2022, increased by €1.5 million to €12.9 million, or 13.2%.

The increase in the second quarter of 2022 was primarily due to expenses incurred to acquire traffic and marketing related expenses associated with our long-term marketing sponsorship agreement which began in the third quarter of 2021. The increase was further driven by an increase in personnel costs, mostly due to accruals for severance payments due to the decision to discontinue certain projects and products. These were partly offset by lower television advertisement production costs.

The increase in the six months ended June 30, 2022 was primarily driven by expenses incurred to acquire traffic, marketing related expenses associated with our long-term marketing sponsorship agreement which began in the third quarter of 2021, and higher digital sales taxes. These were partly offset by lower television advertisement production costs.

Technology and content
In the second quarter of 2022, technology and content expense increased by €1.7 million to €15.5 million, or 12%, period-over-period, and in the six months ended June 30, 2022, increased by €2.6 million to €29.0 million, or 10%, period-over-period.

The increase in the second quarter of 2022 was primarily driven by higher personnel costs due to accruals for severance payments, higher direct employee benefits and an increase in salaries compared to the same period in 2021. The increase was further driven by the impairment of capitalized software assets belonging to discontinued projects and products.

The increase in the six months ended June 30, 2022 was mainly driven by higher personnel costs and the non-recurrence of a gain realized in the first quarter of 2021 on the modification of the lease for our

Düsseldorf campus, see "Costs across multiple categories" below. The increase in personnel costs was driven by higher salaries and direct employee benefits compared to the same period in 2021.

General and administrative
In the second quarter of 2022, general and administrative expense decreased by €0.7 million to €9.5 million, or 7%, period-over-period, and in the six months ended June 30, 2022, increased by €21.4 million to €40.1 million, or 114%, period over period.

The decrease in the second quarter of 2022 was primarily driven by lower share-based compensation of €1.1 million and lower legal expenses. This was partly offset by an increase in professional fees and other expenses which was mainly driven by higher insurance expenses and higher personnel expenses compared to the same period in 2021.

The increase in the six months ended June 30, 2022, was driven by the recognition of additional expense of €21.1 million in the first quarter of 2022, representing the incremental portion not covered by provisions we had previously established in relation to the proceeding brought by the Australian Competition and Consumer Commission (ACCC) against us.

Costs across multiple categories
In the first quarter of 2021 we reduced our office space in Düsseldorf and recorded a €1.2 million gain on our campus lease modification.

Share-based compensation decreased by €1.2 million to €3.7 million in the second quarter of 2022, compared to the same period in 2021, and decreased by €1.2 million to €6.8 million in the six months ended June 30, 2022.

Amortization of intangible assets
Amortization of intangible assets was €34 thousand in the second quarter of 2022, compared to €0.1 million in the second quarter of 2021, and was €0.1 million in both the six months ended June 30, 2022 and 2021, as we amortize intangible assets acquired through the weekengo GmbH acquisition.

Impairment of intangible assets and goodwill
Due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment which led to a shift in the Company’s internal priorities, we performed a goodwill and indefinite-lived intangible assets impairment test during the second quarter of 2022.

As a result of the impairment test performed, we recorded an impairment charge of €84.2 million. Of this amount, our indefinite-lived intangible assets were impaired by €27.2 million, and our Developed Europe reporting unit goodwill balance was impaired by €57.0 million. We did not record any impairment to our Americas reporting unit as the fair value was assessed to be higher than its carrying value. During the annual goodwill impairment test performed as of September 30, 2021, the percentages by which fair value exceeded carrying value was lower in Developed Europe than the Americas reporting unit.

Income taxes, net income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended June 30,			Six months ended June 30,
	2022	2021	Δ €	2022	2021	Δ €
Operating loss	€(59.8)	€(2.9)	(56.9)	€(64.6)	€(11.7)	(52.9)
Other income/(expense)
Interest expense	(0.0)	(0.1)	0.1	(0.0)	(0.2)	0.2
Other, net	0.3	(0.3)	0.6	0.5	0.6	(0.1)
Total other income/(expense), net	€0.2	€(0.4)	0.6	€0.4	€0.4	0.0

Loss before income taxes	(59.5)	(3.3)	(56.2)	(64.2)	(11.3)	(52.9)
Expense/(benefit) for income taxes	0.2	0.0	0.2	6.3	(1.3)	7.6
Loss before equity method investment	€(59.8)	€(3.3)	(56.5)	€(70.4)	€(10.0)	(60.4)
Loss from equity method investment	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Net loss	€(59.8)	€(3.3)	(56.5)	€(70.5)	€(10.0)	(60.5)

Adjusted EBITDA(1)	€30.3	€4.3	26.0	€51.4	€(0.5)	51.9
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 12 to 13 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Income taxes
We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.

Income tax expense was €0.2 million in the second quarter ended June 30, 2022, compared to an income tax benefit of €6.0 thousand in the second quarter ended June 30, 2021. The total weighted average tax rate was 31.5%, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate this quarter was (0.4)% compared to (0.2)% in the second quarter in 2021. The difference in effective tax rate in the second quarter ended June 30, 2022, compared to the second quarter in 2021 resulted from the difference in the pre-tax profit and loss position and discrete items. The difference between the weighted average tax rate of 31.5% and the effective tax rate of (0.4)% in the second quarter of 2022 is primarily attributable to the goodwill impairment, intangible assets impairment and share-based compensation expense which are treated as discrete items.

Income tax expense was €6.3 million in the six months ended June 30, 2022, compared to an income tax benefit of €1.3 million in the six months ended June 30, 2021. Our effective tax rate was (9.8)% compared to 11.1% for the half year ended June 30, 2021. The difference between the weighted average tax rate and the effective tax rate for the six months ended June 30, 2022 is primarily attributable to the goodwill impairment, intangible assets impairment, share-based compensation expense, an additional expense for a penalty and accrual for applicant's cost award pursuant to a court ruling which are treated as discrete items.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €9.2 million as of June 30, 2022. A liability for these tax benefits was included under other long-term liabilities in the unaudited condensed consolidated financial statements.

Net loss and Adjusted EBITDA
Net loss in the second quarter of 2022 was €59.8 million as compared to a net loss of €3.3 million in the second quarter of 2021. The decline was mainly driven by the impairment of intangible assets and goodwill of €84.2 million and was partly offset by the recovery of travel demand, resulting in an increase in Referral Revenue and Advertising Spend of €48.0 million and €20.7 million respectively.

Net loss in the six months ended June 30, 2022 was €70.5 million compared to a net loss of €10.0 million in the six months ended June 30, 2021. The decline was mainly driven by the impairment charge recorded in the second quarter of 2022, the recognition of €21.1 million additional expense in the first quarter of 2022 relating to the penalty imposed on us by the Australian Federal Court and higher expense for income tax of €7.6 million compared to the same period in 2021. These were partly offset by the recovery of travel demand, resulting in an increase in Referral Revenue of €110.3 million and in Advertising Spend of €55.5 million.

Adjusted EBITDA increased by €26.0 million to €30.3 million in the second quarter of 2022, compared to the same period in 2021, and in the six months ended June 30, 2022, increased by €51.9 million to €51.4 million, driven by the recovery of travel demand. Adjusted EBITDA excludes the effects of the €84.2 million impairment charge recorded in the second quarter of 2022.

The decision of the Australian Federal Court in the first quarter of 2022 had a significant negative impact on our operating expenses of €21.1 million for the six months ended June 30, 2022. Due to the size and unusual nature of the accrual relating to the judgement of the Australian Federal Court and its distorting effect on the understanding of our underlying business developments, it is also excluded when calculating Adjusted EBITDA.

In the six months ended June 30, 2021, a €1.2 million gain on the campus lease modification was excluded from Adjusted EBITDA. The gain was considered as a reconciling adjustment within the certain other items reconciling line as shown in the "Tabular Reconciliations for Non-GAAP Measures" on pages 12 to 13 herein.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €204.9 million as of June 30, 2022, compared to €256.7 million as of December 31, 2021. The total as of June 30, 2022 included €204.5 million in cash and cash equivalents and €0.3 million in short-term restricted cash, compared to €256.4 million of cash and cash equivalents and €0.3 million of long-term restricted cash presented in other long-term assets as of December 31, 2021.

The decrease of €51.8 million during the six months ended June 30, 2022 was mainly driven by negative cash flows from investing activities of €58.1 million, primarily driven by the purchase of €50.0 million term deposits and a €5.9 million investment in an equity-method investee during the second quarter of 2022.

Cash provided by operating activities of €4.9 million for the six months ended June 30, 2022 was primarily driven by the adjustment of non-cash items totaling €91.1 million included in the period net loss and offset by negative changes in operating assets and liabilities of €15.6 million.

Non-cash items reconciled from net loss include the intangible assets and goodwill impairment charge of €84.2 million, share-based compensation of €6.8 million and depreciation of €3.3 million, partly offset by deferred income taxes of €3.6 million.

The negative change in operating assets and liabilities of €15.6 million was primarily due to an increase in accounts receivable of €34.5 million mostly from higher revenues in the second quarter of 2022 compared to the fourth quarter of 2021, and an increase in prepaid expense and other assets of €3.8 million from our long-term marketing sponsorship agreement. These were partly offset by an increase in accounts payable of €25.5 million resulting mostly from higher Advertising Spend.

In the second quarter of 2022, we paid the penalty imposed on us by the Australian Federal Court in an amount of €29.6 million, which was previously accrued for over multiple prior accounting periods.

Our current ratio decreased from 7.3 as of December 31, 2021 to 5.0 as of June 30, 2022, as the relative increase in our current liabilities was higher than the relative increase in our current assets compared to December 31, 2021.

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
ROAS by segment
Americas	166.8%	131.5%	174.2%	144.9%
Developed Europe	157.1%	146.9%	164.3%	153.6%
Rest of World	202.1%	193.5%	206.9%	204.2%
Consolidated ROAS	165.9%	144.6%	172.8%	155.7%

Qualified Referrals by segment (in millions)
Americas	22.2	20.3	45.5	37.4
Developed Europe	39.0	32.6	67.6	42.7
Rest of World	23.4	20.5	40.1	35.7
Consolidated Qualified Referrals	84.6	73.4	153.2	115.8

RPQR by segment
Americas	€2.51	€1.85	€2.18	€1.49
Developed Europe	1.71	1.34	1.63	1.25
Rest of World	0.81	0.59	0.75	0.57
Consolidated RPQR	€1.67	€1.27	€1.57	€1.12

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing; sponsorship and endorsement.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring, significant legal settlements and court-ordered penalties, such as the penalty imposed by the Australian Federal Court in the proceeding brought by the ACCC against us.

From time to time, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges, significant legal settlements and court-ordered penalties) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net loss	€(59.8)	€(3.3)	€(70.5)	€(10.0)
Expense/(benefit) for income taxes	0.2	0.0	6.3	(1.3)
Loss before income taxes	€(59.5)	€(3.3)	€(64.2)	€(11.3)
Add/(less):
Interest expense	0.0	0.1	0.0	0.2
Other, net	(0.3)	0.3	(0.5)	(0.6)
Operating loss	€(59.8)	€(2.9)	€(64.6)	€(11.7)
Depreciation of property and equipment and amortization of intangible assets	1.7	2.2	3.4	4.5
Impairment of, and gains and losses on disposals of, property and equipment	0.9	0.2	0.9	0.1
Impairment of intangible assets and goodwill	84.2	—	84.2	—
Share-based compensation	3.7	4.9	6.8	8.0
Certain other items, including restructuring, significant legal settlements and court-ordered penalties	(0.4)	(0.1)	20.7	(1.3)
Adjusted EBITDA	€30.3	€4.3	€51.4	€(0.5)
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability;
•changes in sociopolitical and macro-economic factors;
•any additional impairment of intangible assets and goodwill;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the decreased effectiveness of our Advertising Spend as a result of an almost complete stop to television advertising in 2020, resuming only at reduced levels in 2021, which may continue to have a negative impact on the effectiveness of our advertising in coming years;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promotes its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.